STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Six Months Ended June 30, 2009
Fixed Charges:
Interest cost and debt expense	$23,702
Interest allocable to rental expense (a)	1,063

Total	$24,765

Earnings:
Income before income tax expense	$147,549
Equity in income of less than 50 percent owned affiliated companies	(11,128)
Dividends received from less than 50 percent owned affiliated companies	5,499
Fixed charges	24,765
Interest capitalized	(2,458)
Amortization of previously capitalized interest	156

Total	$164,383

Ratio of Earnings to Fixed Charges	6.64

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.